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ANNUAL AUDITED REPORT *
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JPMorgan Distribution Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Polaris Parkway
(No. and Street)

Westerville	OH	43082
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Machulski 614-248-4815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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P

OATH OR AFFIRMATION

I, Michael R Machulski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JPMorgan Distribution Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Treasurer

Title

LINDA L JOHNSON - NOTARY PUBLIC STATE OF OHIO - EXPIRES 08-19-2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPMorgan Distribution Services, Inc.
(A wholly-owned Subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2015

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of JPMorgan Distribution Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of JPMorgan Distribution Services, Inc. and its subsidiary at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

JPMorgan Distribution Services, Inc.
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 200,298,862
Receivable from funds and affiliates	90,292,420
Deferred commissions (net of accumulated amortization of $26,301,832)	20,691,046
Intangible assets (net of accumulated amortization of $25,875,000)	214,125,000
Goodwill	421,000,000
Current income taxes, net	349,860
Other assets	1,469,547
Total assets	$ 948,226,735
Liabilities and Stockholder's Equity	
Payable to affiliates	$ 21,551,869
Accrued employee compensation and benefits	8,074,374
Accounts payable, accrued expenses and other liabilities	36,089,713
Deferred tax liabilities	5,786,523
Total liabilities	$ 71,502,479
Stockholder's equity	
Common stock ($10 par value, 100 shares authorized, issued and outstanding)	$ 1,000
Additional paid in capital	807,492,456
Retained earnings	69,230,800
Total stockholder's equity	876,724,256
Total liabilities and stockholder's equity	$ 948,226,735

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

The financial statements include the accounts of JPMorgan Distribution Services, Inc. ("JPMDS") and its wholly-owned subsidiary, JPMorgan Funds Management, Inc. ("JPMFM") (collectively, the "Company"). The Company is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase" or the "Parent"). JPMDS is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and a member of the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company serves as distributor, shareholder servicing agent and administrator for the JPMorgan Mutual Fund complexes in JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust III, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Investment Trust, Undiscovered Managers Funds, and JPMorgan Insurance Trust. The Company serves as the administrator for the Pacholder High Yield Fund, Inc. and J.P. Morgan Exchange-Traded Fund Trust (collectively, the "Funds"). The Company also serves as the distributor of New York's 529 advisor-Guided College Savings Program.

JPMDS promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts or hold customer funds or securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the US, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Commitments and Contingencies

In the ordinary course of its business, the Company is named as a defendant in various legal actions and administrative proceedings arising in connection with its respective businesses. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

Cash Equivalents

Highly liquid investments with original maturities at the time of purchase of three months or less are considered cash equivalents.

The Company's cash equivalents of $139,003,558 at December 31, 2015 are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivable from Funds

The receivable from funds is recorded at net realizable value which approximates fair value at December 31, 2015.

Consolidation
The consolidated statement of financial condition includes JPMDS and its wholly-owned subsidiary JPMFM. Intercompany balances and related transactions are eliminated in consolidation.

Deferred Commissions
JPMDS pays commissions to broker dealers who sell certain fund classes for which the shareholders themselves do not pay a commission at the time of purchase. JPMDS has deferred the expense associated with these commissions and the expense is amortized over the life of the related fee income. Specifically, the amortization period of these deferred commissions is based on the number of years for which CDSC fees are payable to JPMDS; six years for B shares and one year for C shares. In November 2009, the Funds discontinued the sale of new Class B Share mutual funds. The deferred commissions for B shares have been fully amortized in 2015. Impairment of deferred commissions is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2015 or existed at December 31, 2015.

Intangible Assets and Goodwill
Goodwill and intangible assets recorded on the consolidated statement of financial condition include goodwill of $421,000,000, an indefinite-lived intangible associated with mutual fund contracts of $195,000,000 and a finite-lived intangible related to the value of customer relationships of $19,125,000. The customer relationship intangible is amortized on a straight-line basis over its estimated life of 20 years. Impairment of goodwill and intangible assets is reviewed annually and whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2015 or existed at December 31, 2015.

Other Assets
Other assets include primarily prepaid items, as well as furniture and equipment, which are depreciated over the estimated useful lives of the assets.

Income Taxes
The results of operations of the Company are included in the consolidated federal and certain combined or unitary state income tax returns of JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate return basis. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated statement of financial condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to JPMorgan Chase.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's consolidated financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

3. Related Party Transactions

At December 31, 2015, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $61,295,304 was held at JPMorgan Chase Bank, N.A. JPMDS cash equivalents of $139,003,558 are invested in JPMorgan money market funds.

Receivable from Funds relates to the contractual obligation of the Funds with respect to administrative, distributor and shareholder servicing provided by the Company.

Total payable to affiliates mainly represents 12b-1 and shareholder servicing fees received from the Funds which are payable to affiliated shareholder servicing agents who sell the Funds' shares.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee Stock-Based Awards

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase employee stock options and SARs

Employee stock options and SARs have generally been granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase periodically grants employee stock options to individual employees. There were no material grants of stock options or SARs in 2015 and 2014. Prior grants of SARs generally become exercisable ratably over five years (i.e., 20% per year) and contain full-career eligibility provisions and clawback provisions similar to RSUs. SARs generally expire ten years after the grant date.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2015:

RSUs	
Granted	49,864
Forfeited	0

There were no grants or forfeitures of stock options or SARs in 2015.

At December 31, 2015, the Company's employees held 95,073 unvested RSUs. In addition, 67,911 options and SARs were held by the Company's employees at December 31, 2015, of which 24,392 awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees may receive postretirement medical and life insurance benefits that are provided through JPMorgan Chase's U.S. other postretirement employee benefit ("OPEB") plans. Benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical and life insurance benefits are both contributory. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution and OPEB expense for the Company is determined based upon employee participation in the plans and are recorded through an intercompany charge from JPMorgan Chase, which is cash settled monthly.

The JPMorgan Chase defined benefit pension and OPEB plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. pension and OPEB plans exceeded their projected benefit obligation at December 31, 2015.

Consolidated disclosures about the defined benefit pension, defined contribution and OPEB plans of JPMorgan Chase, including their funded status, components of benefit expense, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2015 Annual Report.

5. Income Taxes

Deferred income tax expense results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant components of the net deferred tax liability of $5,786,523, as of the balance sheet date, relate primarily to compensation and intangible assets. The Company has no uncertain tax positions.

At December 31, 2015, the Company had a net current income tax receivable from JPMorgan Chase of $349,860 included in the consolidated statement of financial condition.

JPMorgan Chase is continually under examination by the Internal Revenue Service, by taxing authorities throughout the world, and by many states throughout the U.S. The following table summarizes the status of significant income tax examination of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2015.

	Periods under examination	Status at December 31, 2015
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, at Appellate level
JPMorgan Chase - U.S.	2006 - 2010	Field examination completed, JPMorgan Chase filed amended returns and intends at appeal
JPMorgan Chase - U.S.	2011 - 2013	Field examination
JPMorgan Chase - New York State	2008 - 2011	Field examination
JPMorgan Chase - California	2011 - 2012	Field examination

6. Net Capital Requirements and Exemptive Provision under Rule 15c3-3

JPMDS is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. JPMDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2015, JPMDS had net capital of $123,419,346 which was $119,762,462 in excess of its required net capital of $3,656,884. As permitted, JPMDS' net capital computation is based upon JPMDS stand alone rather than on the consolidated financial statements.

The following is a summary of certain financial information of the Company's consolidated subsidiary. The accounts of JPMDS' subsidiary are not included in the computation of net capital under Rule 15c3-1 as the subsidiary is not a guaranteed subsidiary as defined by said rule.

	JPM Funds Management, Inc.
Total Assets	$ 456,077,868
Stockholders' Equity	437,286,885

JPMDS claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(2)(i) because it is a limited business established for the exclusive purpose of sale and redemption of the Funds' shares and neither holds customer funds nor performs custodial functions relating to customer securities.

7. Subsequent Events

Management of the Company has evaluated the impact of subsequent events through February 26, 2016 and, except as included below, has determined that no additional items require disclosure.

On January 28, 2016, the Company paid a dividend to its Parent amounting to $18,000,000.

The JPMDS board approved the distribution of JPMFM to its parent entity, JPMorgan Chase & Co. The effective date of the distribution is April 1, 2016.

JPMorgan Distribution Services, Inc.

(a wholly owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition

December 31, 2015

Available for Public Inspection